UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934, as Amended

(Amendment No. 7)*

Opexa Therapeutics, Inc.

(formerly PharmaFrontiers Corp.)

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

7171EN 10 6

(CUSIP Number)

Scott B. Seaman, Executive Director

Albert and Margaret Alkek Foundation

1100 Louisiana, Suite 5250

Houston, Texas 77002

713-652-6601

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2016 – December 2, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Albert and Margaret Alkek Foundation 76-0491186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 14,904 shares (1)
	8	SHARED VOTING POWER: 0 shares
	9	SOLE DISPOSITIVE POWER: 14,904 shares (1)
	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,904 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.208%
14	TYPE OF REPORTING PERSON CO

(1)	Includes ownership of several warrants held by the reporting person to purchase an aggregate of 14,904 shares of Common Stock of the Issuer. See Item 5 of this Schedule 13D/A.

2.

1	NAME OF REPORTING PERSON Alkek & Williams Ventures Ltd. 76-0490821
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 shares
	8	SHARED VOTING POWER: 24,840 shares (1)
	9	SOLE DISPOSITIVE POWER: 0 shares
	10	SHARED DISPOSITIVE POWER: 24,840 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,840 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.347%
14	TYPE OF REPORTING PERSON PN

(1)	Includes ownership of several warrants held by the reporting person to purchase an aggregate of 24,840 shares of Common Stock of the Issuer. See Item 5 of this Schedule 13D/A.

3.

1	NAME OF REPORTING PERSON Daniel C. Arnold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 8,708 shares
	8	SHARED VOTING POWER: 0 shares
	9	SOLE DISPOSITIVE POWER: 8,708 shares
	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,708 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.122%
14	TYPE OF REPORTING PERSON IN

4.

1	NAME OF REPORTING PERSON Joe M. Bailey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 shares
	8	SHARED VOTING POWER: 0 shares
	9	SOLE DISPOSITIVE POWER: 0 shares
	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.000%
14	TYPE OF REPORTING PERSON IN

5.

1	NAME OF REPORTING PERSON Chaswil, Ltd. 76-0491185
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 shares
	8	SHARED VOTING POWER: 24,840 shares (1)
	9	SOLE DISPOSITIVE POWER: 0 shares
	10	SHARED DISPOSITIVE POWER: 24,840 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,840 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.347%
14	TYPE OF REPORTING PERSON PN

(1)	Includes ownership of several warrants held by Alkek & Williams Ventures Ltd. to purchase an aggregate of 24,840 shares of Common Stock of the Issuer. See Item 5 of this Schedule 13D/A.

6.

1	NAME OF REPORTING PERSON DLD Family Investments, LLC 76-0656566
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 shares
	8	SHARED VOTING POWER: 24,840 shares (1)
	9	SOLE DISPOSITIVE POWER: 0 shares
	10	SHARED DISPOSITIVE POWER: 24,840 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,840 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.347%
14	TYPE OF REPORTING PERSON OO

(1)	Includes ownership of several warrants held by the reporting person to purchase an aggregate of 24,840 shares of Common Stock of the Issuer. See Item 5 of this Schedule 13D/A.

7.

1	NAME OF REPORTING PERSON Scott B. Seaman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 27,716 shares (1)
	8	SHARED VOTING POWER: 24,840 shares (2)
	9	SOLE DISPOSITIVE POWER: 27,716 shares (1)
	10	SHARED DISPOSITIVE POWER: 24,840 shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,556 shares (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.731%
14	TYPE OF REPORTING PERSON IN

(1)	Includes ownership of director stock options held by the reporting person to purchase an aggregate of 27,716 shares of Common Stock of the Issuer. See Item 5 of this Schedule 13D/A.
(2)	Includes ownership of several warrants held by Alkek & Williams Ventures Ltd. to purchase an aggregate of 24,840 shares of Common Stock of the Issuer. See Item 5 of this Schedule 13D/A.

8.

1	NAME OF REPORTING PERSON Randa Duncan Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 shares
	8	SHARED VOTING POWER: 24,840 shares (1)
	9	SOLE DISPOSITIVE POWER: 0 shares
	10	SHARED DISPOSITIVE POWER: 24,840 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,840 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.347%
14	TYPE OF REPORTING PERSON IN

(1)	Includes ownership of several warrants held by DLD Family Investments, LLC to purchase an aggregate of 24,840 shares of Common Stock of the Issuer. See Item 5 of this Schedule 13D/A.

9.

All capitalized terms used herein and not otherwise defined shall have the meanings given to them in this Schedule 13D, as amended.

Item 1. Security and Issuer

This Amendment relates to common stock, $0.01 par value per share (the “Common Stock”), of Opexa Therapeutics, Inc., a Texas corporation (formerly PharmaFrontiers Corp.) (the “Issuer”). The Issuer’s principal executive offices are located at 2635 Technology Forest Blvd., The Woodlands, Texas, 77381.

Item 2. Identity and Background

(a) This Amendment is being filed by Albert and Margaret Alkek Foundation (“Foundation”), Alkek & Williams Ventures Ltd., a Texas limited partnership (“Ventures”), Daniel C. Arnold, an individual residing in the State of Texas (“Mr. Arnold”), Joe M. Bailey, an individual residing in the State of Texas (“Mr. Bailey”), Chaswil, Ltd., a Texas limited partnership (“Chaswil”), DLD Family Investments, LLC, a Texas limited liability company (“DLD”), Scott B. Seaman, an individual residing in the State of Texas (“Mr. Seaman”), and Randa Duncan Williams, an individual residing in the State of Texas (“Ms. Williams”) (collectively the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of April 24, 2006, a copy of which is filed as Exhibit 1 to this Schedule 13D as originally filed.

(b) The mailing address for Mr. Seaman is 1100 Louisiana, Suite 5250, Houston, Texas 77002. The mailing address for Mr. Arnold is 1001 Fannin, Suite 720, Houston, TX 77002-6707. The mailing address for Mr. Bailey is P.O. Box 488, Flatonia, TX 78941.

(c) Except for Chaswil and Ms. Williams, each of the Reporting Persons is a shareholder of the Issuer. Information regarding the directors of Foundation, Ventures and Chaswil is set forth in Annex I to the originally filed Schedule 13D, which is amended hereby.

(d) and (e) During the last five years, neither the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the individuals named in Annex I, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

(f) Messrs. Seaman, Arnold and Bailey and Ms. Williams are citizens of the United States of America. The Foundation, Ventures, Chaswil and DLD are organized in the State of Texas.

Item 3. Source and Amount of Funds or Other Consideration

The Common Stock and other securities purchased by the Reporting Persons were purchased from personal and/or internal funds.

Item 4. Purpose of Transactions

This information set forth below should be read in conjunction with information under Item 4 in the original and prior amendments to this Schedule 13D.

This Amendment relates to disposition of shares of Common Stock and warrants of the Issuer by each of the Reporting Persons except for Mr. Arnold. On October 28, 2016 the Issuer publicly announced that its Abili-T clinical trial failed to meet both its primary and its secondary endpoints. After the public release of this information, the Reporting Persons commenced disposition of all tradable Common Stock and warrants of the Issuer except for the Common Stock still owned by Mr. Arnold. Except for the Common Stock still held by Mr. Arnold, the only Issuer securities still owned by the Reporting Persons are either warrants or director stock options that are out of the money and for which there is no tradable market. As a result of the transactions described above, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock. Accordingly, this is the final Schedule 13D/A that the Reporting Persons expect to file with respect to their ownership of the Issuer’s Common Stock.

10.

Item 5. Interest in Securities of the Issuer

The information set forth below should be read in conjunction with information under Item 5 in the original and prior amendments of this Schedule 13D.

(a) The Foundation is now the beneficial owner of 14,904 shares of Common Stock. These shares are comprised of (i) 13,183 shares underlying Series I warrants exercisable at $20.48 per share, and (ii) 1,721 shares underlying Series K warrants exercisable at $8.00 per share. This beneficial ownership constitutes 0.208% of the Common Stock.

Ventures is now the beneficial owner of 24,804 shares of Common Stock. These shares are comprised of (i) 21,972 shares underlying Series I warrants exercisable at $20.48 per share, and (ii) 2,868 shares underlying Series K warrants exercisable at $8.00 per share. This beneficial ownership constitutes 0.347% of the Common Stock.

Chaswil is deemed to be the beneficial owner of the shares and warrants owned by Ventures since it is the controlling manager of Ventures and possesses voting power and dispositive power over shares owned by Ventures. As stated above, this beneficial ownership constitutes 0.347% of the Common Stock.

Mr. Arnold is the beneficial owner of 8,708 shares of Common Stock. This beneficial ownership constitutes 0.122% of the Common Stock.

Mr. Bailey is the beneficial owner of 0 shares of Common Stock. This beneficial ownership constitutes 0.000% of the Common Stock.

DLD is the beneficial owner of 24,840 shares of Common Stock. These shares are comprised of (i) 21,972 shares underlying Series I warrants exercisable at $20.48 per share, and (ii) 2,868 shares underlying Series K warrants exercisable at $8.00 per share. This beneficial ownership constitutes 0.347% of the Common Stock.

Mr. Seaman is the beneficial owner of 52,556 shares. These shares are comprised of (i) 27,716 shares under director stock options exercisable at prices between $4.24 and $175.04 per share, and (ii) 24,804 shares beneficially owned by Ventures with respect to which Mr. Seaman possesses shared voting and investment power. This beneficial ownership constitutes 0.731% of the Common Stock.

Ms. Williams is a principal of DLD and may be deemed to have or share voting power and/or investment power with respect to the 24,840 shares of Common Stock beneficially owned by DLD.

Mr. Seaman is a principal of Chaswil, which is the investment manager of Ventures, a holder of Issuer securities. As a result of such position, Mr. Seaman has voting power and/or investment power with respect to such securities held by Ventures.

(b) The Reporting Persons and persons deemed to beneficially own shares held, or otherwise beneficially owned, by the Reporting Persons may be deemed to constitute a group for purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended. The Foundation, Ventures, Chaswil and Mr. Seaman expressly disclaim (i) that, for purposes of Section 13(d) or Section 13(g), they are a member of a group with respect to securities of the Issuer held by DLD, Mr. Arnold, Mr. Bailey or Ms. Williams and/or (ii) that they have agreed to act together with DLD, Mr. Arnold, Mr. Bailey or Ms. Williams as a group other than as described in this Schedule 13D. Each Reporting Person disclaims beneficial ownership with respect to all other shares of Common Stock other than those securities whereby such Reporting Person possesses sole voting power and sole dispositive power.

11.

(c) Other than as described in Item 4 above, to the best knowledge of the Reporting Persons, no transactions in the shares of Common Stock have been effected during the past 60 days by the Reporting Persons.

(d) Not applicable.

(e) As a result of the transactions described in Item 4 above, as of the date of this filing, each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock. Accordingly, this is the final Schedule 13D/A that the Reporting Persons expect to file with respect to their ownership of the Issuer’s Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 above.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

1.	Joint Filing Agreement, dated April 24, 2006 (previously filed).

12.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: December 8, 2016

See Annex I for detailed information for the following persons.

ALBERT AND MARGARET ALKEK FOUNDATION		CHASWIL, LTD.

By:	/S/ Scott B. Seaman	By:	/S/ Charles A. Williams
	Scott B. Seaman		Charles A. Williams
	Executive Director		President

ALKEK & WILLIAMS VENTURES LTD.		DLD FAMILY INVESTMENTS, LLC

By:	/S/ Scott B. Seaman	By:	/S/ Laura Liang
	Scott B. Seaman		Laura Liang
	Attorney in Fact		Vice President

DANIEL C. ARNOLD		SCOTT B. SEAMAN

By:	/S/ Daniel C. Arnold	By:	/S/ Scott B. Seaman

JOE M. BAILEY		RANDA DUNCAN WILLIAMS

By:	/S/ Joe M. Bailey	By:	/S/ Randa Duncan Williams

13.

Annex I

Directors

Following is certain information concerning the directors of Albert and Margaret Alkek Foundation:

(a)	Name:	Bobby R. Alford, MD

	Principal Occupation and	Distinguished Service Professor
	Present Employer:	Baylor College of Medicine

	Employer’s Principal	One Baylor Plaza
	Business Address:	Houston, TX 77030

	Citizenship:	US

(b)	Name:	Daniel C. Arnold

	Principal Occupation and	Investments
	Present Employer:	self-employed

	Employer’s Principal	1001 Fannin, Suite 720
	Business Address:	Houston, TX 77002-6707

	Citizenship:	US

(c)	Name:	Joe M. Bailey

	Principal Occupation and	Investments
	Present Employer:	self-employed

	Employer’s Principal	P.O. Box 488
	Business Address:	Flatonia, TX 78941

	Citizenship:	US

(d)	Name:	Paul Klotman, MD

	Principal Occupation and	President
	Present Employer:	Baylor College of Medicine

	Employer’s Principal	One Baylor Plaza
	Business Address:	Houston, TX 77030

	Citizenship:	US

(e)	Name:	Charles A. Williams

	Principal Occupation and	President
	Present Employer:	Chaswil Ltd

	Employer’s Principal	1100 Louisiana St., Suite 5250
	Business Address:	Houston, TX 77002

	Citizenship:	US

14.

(f)	Name:	Margaret V. Williams

	Principal Occupation and	Philanthropist
	Present Employer:	Retired

	Employer’s Principal	3315 Del Monte Drive
	Business Address:	Houston, TX 77019

	Citizenship:	US

(g)	Name:	Randa Duncan Williams

	Principal Occupation and	President
	Present Employer:	EPCO, Inc.

	Employer’s Principal	1100 Louisiana St., 18th Floor
	Business Address:	Houston, TX 77002

	Citizenship:	US

Following is certain information concerning the sole manager of A & W Ventures GP LLC, the general partner of Alkek & Williams Ventures Ltd.:

Name:	Charles A. Williams

Principal Occupation and	President
Present Employer:	Chaswil Ltd

Employer’s Principal	1100 Louisiana St., Suite 5250
Business Address:	Houston, TX 77002

Citizenship:	US

Following is certain information concerning the sole manager of Chaswil Management, L.L.C., the general partner of Chaswil Ltd.:

Name:	Charles A. Williams

Principal Occupation and	President
Present Employer:	Chaswil Ltd

Employer’s Principal	1100 Louisiana St., Suite 5250
Business Address:	Houston, TX 77002

Citizenship:	US

15.